SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: August 5, 2008

Press Release

For Immediate Release

OTI to Supply ERG with Contactless Card Readers for Utah’s Transit
Payment Solution
Solution Will Allow Contactless Payment for Mass Transit & Ski Resort Access

Fort Lee, NJ – August 5, 2008 – On Track Innovations Ltd. (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions, for payments, petroleum payments, homeland security, and other applications, announced today that it will supply its contactless readers to the ERG Group, a world leader in smart card automated fare collection solutions, for Utah Transit Authority’s (UTA) contactless credit card bus payment solution. This ERG-UTA roll-out is another U.S. project based on OTI’s reader solutions, including projects in Boston and Houston.

The contract for the full rollout of the system in the Salt Lake City metropolitan area follows the recently reported successful pilot project completed by ERG and UTA. For the pilot, buses serving Salt Lake City area ski resorts were equipped with the new system which allowed customers to use contactless credit cards and other smart cards for both transit payment and ski resort access. UTA’s system will similarly allow passengers the choice of contactless credit cards and other smart cards for mass transit payment and ski resort access.

UTA will allow a variety of cards to be used for fare payment including UTA-issued, employer-provided transit smart cards, local university passes, ski resort passes and contactless credit cards. At full system roll-out, the system will feature a unique to ERG onboard, rapid authorization of contactless credit cards to minimize any risk of credit card fraud.

OTI is supplying the front-end solutions, including readers and its proprietary software, to support ISO 14443 proximity payments and ISO 15396 vicinity payments. The ability to support both payment and vicinity cards gives UTA the flexibility to implement various types of contactless cards according to their specific use, and establishes a flexible and modular contactless payment platform.

ERG Group, a world leader in the development and supply of integrated fare management and software systems for the transit industry, is designing, building, operating and maintaining the system.

Oded Bashan, Chairman and CEO of OTI commented: “The global mass transit markets present a great opportunity for OTI’s advanced contactless payment solutions. The OTI contactless card readers provide a flexible and modular infrastructure, which is required to support a variety of cards, programs and technologies such as in this transit program. In addition, the reader’s speed and fast throughput provides multiple operators with a valuable solution.

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry. The Group has installed systems operating in major cities throughout the world including Gothenburg, Hong Kong, Melbourne, Rome, San Francisco and Singapore that support more than 22 million smart cards in circulation and process approximately 5 billion transactions per annum. Additional installations are in progress in London, Seattle, Stockholm and Washington DC. ERG is an Australian-based company, listed on the Australian Securities Exchange and employs approximately 900 people in 10 countries, including over 500 people in Australia. ERG generates significant export revenue and international acclaim for Australian technology. Large transit agencies and the travelling public in major cities throughout the world depend on ERG for the maintenance and support of their current systems and completion of their new integrated ticketing systems.

Additional information is available at www.erggroup.com

About OTI

Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About UTA

Established in 1970, UTA has become a multi-modal transportation leader that is 100 percent accessible with 69 light rail vehicles, 30 commuter rail cars and more than 600 buses. UTA’s TRAX light rail system is currently averaging between 40,000 and 50,000 riders a day along its 15-mile Salt Lake-Sandy line and the 4-mile University Line. UTA is an ISO 14001:2004 9001:2000 certified agency. During the 2002 Winter Olympic Games, UTA’s transit system was declared a great success on the international scene — carrying more than four million Olympic riders.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those relating to our opportunities in the global mass transit market. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Paul Holm/ Portfoliopr
Vice President of Corporate Relations	212-888-4570
201 944 5200 ext. 111	paulh@porfoliopr.biz
galit@otiglobal.com